Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Earnings:
Income before income taxes	$293	$330	$751	$942
Less: Capitalized interest	(3)	(2)	(8)	(6)
Add:
Fixed charges	48	56	145	164
Amortization of capitalized interest	2	1	4	3
Adjusted earnings	$340	$385	$892	$1,103
Fixed charges:
Interest expense	$22	$27	$69	$82
Amortization of debt costs	1	1	3	3
Rent expense representative of interest	25	28	72	79
Total fixed charges	$48	$56	$144	$164
Ratio of earnings to fixed charges(1)	7.12	6.87	6.18	6.72

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(1) All ratios shown in the above table have been calculated using unrounded numbers.